UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ALLERGY IMMUNO TECHNOLOGIES

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share

(Title of Class of Securities)

018498-10-5

(Cusip Number)

Larry Ball
(Name of Person Filing Statement)

Michael Spadaccini
11256 Vista Sorrento Pkwy #103
San Diego, CA 92130
858.350.5183
fax: 619.374.2027
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) of 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018498-10-5

1.	Name of Reporting Persons Larry Ball		I.R.S. Identification No. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 24,266,300

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 24,266,300

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,266,300

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.67%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer
This statement concerns the Voting Common Stock with a par value of $0.001 of Allergy Immuno Technologies, Inc., a Delaware Corporation. The principal executive office of Allergy Immuno Technologies is 20462 Chartwell Center Drive, Cornelius, NC 28031.

Item 2.	Identity and Background
This statement is filed by Mr. Larry Ball, whose business address is 510 W Arizona Ave DeLand, FL 32720 USA. Mr. Larry Ball is the President of Ball Products, Inc. On April 22, 2003, Larry Ball was appointed as President of Allergy Immuno Technologies.

Mr. Ball has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Ball has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Ball acquired the shares that are the subject of this report in two separate transactions. Both transactions took place on April 21, 2003.

Mr. Ball acquired 19,662,994 shares in a private stock purchase transaction between LDM Holdings, Inc. and Mr. Ball for $250,000. The funds used to make the purchase are Mr. Ball's personal funds.

Mr. Ball acquired 4,603,306 shares in a share exchange agreement in which Mr. Ball exchanged 7,334,400 shares of Ball Products, Inc. (representing 72.47% of Ball Products' then-outstanding stock) and in return received 4,603,306 shares from Allergy Immuno Technologies.

Item 4.	Purpose of Transaction
The purpose of the transaction which is the subject of this report was to ultimately consolidate Allergy Immuno Technologies and Ball Products into a single company. It is important to note that Emmett Ball is father to Larry Ball. Both Emmett Ball and Larry Ball acquired shares of Allergy Immuno Technologies in the private stock purchase transaction described above in Item 3, and both Emmett Ball and Larry Ball acquired shares of Allergy Immuno Technologies in the share exchange agreement described above in Item 3. Emmett Ball and Larry Ball are both founders of Ball Products, Inc.

One effect of the share exchange transaction described above in Item 3 was that Allergy Immuno Technologies acquired 100% of the outstanding shares in Ball Products.

In connection with the transactions that are the subject of this report, the management team of Ball Products, in accordance with the terms of the share exchange agreement, were placed in director and officer positions of Allergy Immuno Technologies on April 22, 2003. Emmett Ball now serves as Director and Vice President/Secretary of Allergy Immuno Technologies. Larry Ball now serves as Director and CEO and President of Allergy Immuno Technologies.

Item 5.	Interest in Securities of the Issuer
(a) Larry Ball beneficially owns 24,266,300 shares of Allergy Immuno Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 23, 2003

By:	/s/ Larry Ball